Exhibit 99.1

UNDERWRITING AGREEMENT

April 16, 2015

Merus Labs International Inc.

100 Wellington St. West

Suite 2110, P.O. Box 151

Toronto, ON M5K 1H1

Attention:	Barry Fishman, Chief Executive Officer & Director

Dear Sirs/Mesdames:

Clarus Securities Inc. and Cormark Securities Inc. (collectively, the “Co-Lead Underwriters”), together with Canaccord Genuity Corp., Laurentian Bank Securities Inc., GMP Securities L.P. and TD Securities Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”, and each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from Merus Labs International Inc. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 19,672,200 common shares of the Corporation (the “Base Shares”), on a “bought deal” underwritten basis, at the purchase price of $3.05 per Base Share (the “Offering Price”), for aggregate gross proceeds of $60,000,210.

Subject to applicable law, including applicable Securities Laws (as defined herein) and the terms of this Agreement, the Offered Shares may be distributed outside of Canada and the United States in each jurisdiction where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly, nor jointly and severally, up to an additional 2,950,830 Common Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to $9,000,031, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as defined below) and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Co-Lead Underwriters on behalf of the Underwriters, by giving written notice to the Corporation on or before a date that is not later than thirty (30) days following the Closing Date (as defined below). Any such election to purchase the Over-Allotment Shares may be exercised only by written notice from the Co-Lead Underwriters on behalf of the Underwriters, to the Corporation by 8:00 a.m. (Toronto time) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the closing date for the Over-Allotment Shares, provided that such closing date shall not be less than three (3) Business Days and no more than seven (7) Business Days following the date of such notice. Pursuant to such notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 18 below, and the Corporation shall deliver and sell, the number of Over-Allotment Shares indicated in such notice, in accordance with the provisions of this Agreement.

The Base Shares and the Over-Allotment Shares are collectively referred to herein as the “Offered Shares” and the offering of the Offered Shares by the Corporation is hereinafter referred to as the “Offering”. The price of any Offered Shares sold under this Agreement shall be the Offering Price.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation agrees to pay to the Underwriters the Commission (as defined below), which shall be due and payable at the Time of Closing (as defined below).

The Underwriters may offer the Offered Shares at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of, NI 44-101 and the disclosure concerning the same contained in the Prospectus.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1               Definitions and Interpretation

(1)	Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“affiliate” and “person” have the respective meanings given to them in the Ontario Act;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Base Shares” shall have the meaning ascribed thereto in the first paragraph of this Agreement;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, warehouse facilities, equipment, inventories and accounts receivable, in respect of the Corporation’s and the Subsidiaries’ businesses in the biopharmaceutical industry;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the city of Toronto, Ontario;

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“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices, orders, blanket rulings, and policies of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“Closing” means the completion of the sale of the Offered Shares and the purchase by the Underwriters of the Offered Shares pursuant to this Agreement;

“Closing Date” means April 30, 2015 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

“Co-Lead Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Commission” has the meaning ascribed thereto in Section 14;

“Common Shares” means the common shares in the capital of the Corporation;

“Debt Instrument” means any loans, notes, bonds, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or the Subsidiaries are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 7(eee);

“Environmental Laws” has the meaning ascribed thereto in Section 7(ii)(i);

“Final Prospectus” means the (final) short form prospectus of the Corporation relating to the Offering, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering and for which a Final Receipt has been issued;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

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“Financial Statements” means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements, and the related auditors’ report on such statements, where applicable;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Materials” has the meaning ascribed thereto in Section 7(ii)(i);

“IFRS” means International Financial Reporting Standards;

“including” means including but not limited to;

“Leased Premises” means all premises which the Corporation and/or any of the Subsidiaries occupies as a tenant that are material to the business of the Corporation;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and materially adverse effect on the business, affairs, capital, operation, prospects, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and the Subsidiaries considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including without limitation joint venture agreements, licences, sub-licenses, finance leases, supply agreements, distribution agreements, transportation agreements, sales agreements or any other similar type agreements, to which the Corporation or the Subsidiaries are a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Ontario Act;

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“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“Money Laundering Laws” has the meaning ascribed therefore in Section 7(ww);

“NASDAQ” means the NASDAQ Capital Market;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;

“NI 52-110” means National Instrument 52-110 – Audit Committees;

“Offered Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering” means the offering of the Offered Shares pursuant to this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Ontario Act” means the Securities Act (Ontario);

“Over-Allotment Option” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Passport System” means the system for review of prospectus filings set out in MI 11-102 and NP 11-202;

“Permit” means any licence, permit, approval, consent, certificates, registration or other authorization of or issued by any Governmental Authority, including for certainty any required under Environmental Laws;

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“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated April 16, 2013, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering and for which a Preliminary Receipt will be issued;

“Preliminary Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus (including any Supplementary Material thereto);

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters in connection with the Offering, including, if applicable, the Underwriters;

“Qualifying Jurisdictions” means British Columbia, Alberta, Manitoba, New Brunswick and Ontario;

“Repayment Event” has the meaning ascribed thereto in Section 7(qq);

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means the securities regulatory authorities in British Columbia, Alberta, Manitoba, New Brunswick and Ontario;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and any other jurisdictions outside of Canada as mutually agreed to by the Corporation and the Underwriters;

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“Subsidiaries” means the entities set out in Schedule “A” to this Agreement in which the Corporation directly or indirectly holds the type and percentage of securities or other ownership interests therein set forth;

“subsidiary” means a subsidiary for purposes of the Ontario Act, as constituted at the date of this Underwriting Agreement;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or the Final Prospectus, and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Securities Laws relating to the distribution of the Offered Shares;

“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Co-Lead Underwriters;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, the rules and policies of the SEC and any applicable state securities laws, and the rules, regulations and policies of NASDAQ.

(2)	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.
(3)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.
(4)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.
(5)	The following is the schedule to this Agreement, which schedule is deemed to be a part hereof and is hereby incorporated by reference herein:

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Schedule “A” Subsidiaries

Section 2               Attributes of the Offered Shares.

The Offered Shares to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

Section 3               Filing of Prospectus.

(1)	The Corporation shall:
(a)	not later than 5:00 p.m. (Toronto time) on the date hereof, file the Preliminary Prospectus pursuant to the Passport System with the Securities Commissions;
(b)	promptly resolve all comments made and deficiencies raised in respect of the Preliminary Prospectus by the Principal Regulator, and file the Final Prospectus and obtain a Final Receipt not later than 5:00 p.m. (Toronto time) on April 23, 2015, and otherwise fulfill all legal requirements to qualify the Offered Shares for distribution and sale to the public in Canada through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters and to qualify the grant of the Over-Allotment Option; and
(c)	until the date on which the distribution of the Offered Shares is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares for sale to the public and the grant of the Over-Allotment Option to the Underwriters or, in the event that the Offered Shares or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify them.
(2)	Prior to the filing or use of the Offering Documents and thereafter, during the period of distribution of the Offered Shares, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and, acting reasonably, to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the auditors and any other consultants requested by the Underwriters at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as Underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Prospectus.

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Section 4               Deliveries on Filing and Related Matters.

(1)	The Corporation shall deliver to each of the Underwriters:
(a)	prior to the time of each filing thereof, a copy of the Preliminary Prospectus and the Final Prospectus each manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;
(b)	prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any document incorporated by reference in the Final Prospectus (other than documents already filed publicly with a Securities Commission);
(c)	concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long-form” comfort letter of MNP LLP dated the date of the Prospectus (with the requisite procedures to be completed by such auditor within two (2) Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors and officers of the Corporation, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ report incorporated by reference in the Final Prospectus; and
(d)	prior to the filing of the Final Prospectus with the Securities Commissions, copies of the conditional approval of each of the TSX and the NASDAQ indicating that the application for the listing and posting for trading on the TSX and NASDAQ, respectively, of the Offered Shares has been approved, subject only to satisfaction by the Corporation of the customary conditions that may be satisfied post-closing as specified by the TSX and NASDAQ.

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Offered Shares in compliance with this Agreement and Securities Laws.

(2)	The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that as at their respective dates of delivery:
(a)	all information and statements in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Shares, as required by Canadian Securities Laws;
(b)	no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

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(c)	except with respect to information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus, the Offering Documents comply fully with the requirements of the Canadian Securities Laws.
(3)	The Corporation shall cause commercial copies of the Preliminary Prospectus and the Final Prospectus, as the case may be, to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after obtaining the Preliminary Receipt or the Final Receipt, as the case may be, from the Securities Commissions, but, in any event on or before noon (Toronto time) on the next Business Day after obtaining the receipt therefor, as applicable. Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus and the Final Prospectus for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters’ use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Offered Shares.
(4)	The Corporation and the Underwriters each covenant and agree that during the distribution of the Offered Shares, it will not provide any potential investor of Offered Shares with any marketing materials except for marketing materials approved in writing by both the Corporation and the Underwriters and that comply with NI 44-101. If requested by the Underwriters, the Corporation will cooperate, acting reasonably, with the Underwriter in approving any marketing materials to be used in connection with the Offering.
(5)	Subject to compliance with Canadian Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Corporation will promptly provide to the Co-Lead Underwriters drafts of any press releases of the Corporation for review by the Co-Lead Underwriters prior to issuance and shall obtain the prior approval of the Co-Lead Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed. If required by Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation on each page as follows: “Not for distribution to the U.S. news wire services, or dissemination in the United States”.

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(6)	Notwithstanding any provision hereof, nothing in this Agreement will create any obligation of the Corporation to file a registration statement or otherwise register or qualify the Offered Shares for sale or distribution outside of Canada.

Section 5               Material Change.

(1)	During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:
(a)	any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation considered on a consolidated basis;
(b)	any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and
(c)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Co-Lead Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Co-Lead Underwriters with a copy of such Supplementary Material or other document and consulting with the Co-Lead Underwriters with respect to the form and content thereof, and the Co-Lead Underwriters shall provide their input on same in a timely manner. The Corporation shall in good faith discuss with the Co-Lead Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5.

(2)	If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws which, in the opinion of the Co-Lead Underwriters and their legal counsel, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Co-Lead Underwriters, the Corporation covenants and agrees with the Co-Lead Underwriters that it shall, to the satisfaction of the Co-Lead Underwriters, acting reasonably, promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required.

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(3)	During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation will notify the Co-Lead Underwriters promptly:
(a)	when any supplement to the Offering Documents or any Supplementary Material shall have been filed;
(b)	of any request by any Securities Commission to amend or supplement the Prospectus or for additional information;
(c)	of the suspension of the qualification of the Offered Shares or the Over-Allotment Option for offering, sale or grant in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and
(d)	of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Offered Shares or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6               Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Shares for offer and sale and the grant of the Over-Allotment Option, under the Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Shares.

Section 7               Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Shares, that:

(a)	Good Standing of the Corporation. The Corporation: (i) is a corporation existing under the laws of British Columbia and is and will at the Time of Closing be current and up-to-date with all material filings required to be made and in good standing under the Business Corporations Act (British Columbia); (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as now carried on by it as described in the Offering Documents; and (iii) has all requisite corporate power and authority to issue and sell the Offered Shares, to grant the Over-Allotment Option, and to execute, deliver and perform its obligations under this Agreement;

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(b)	Good Standing of Subsidiaries. The Corporation’s only subsidiaries are the Subsidiaries listed in Schedule “A” hereto, which schedule is true, complete and accurate in all respects. Each of the Subsidiaries is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required. Except as set forth in Schedule “A” and as disclosed in the Prospectus, all of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, free and clear of any Liens; and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries;
(c)	No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or to their knowledge are pending;
(d)	Capitalization. The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares, of which 81,553,891 were issued and outstanding as at the close of business on April 16, 2015, and an unlimited number of preferred shares, of which 10,000 Series A Preferred Shares are issued and outstanding as at the close of business on April 16, 2015. As of the date hereof and 3,893,500 options to acquire Common Shares were issued and outstanding. Neither the Corporation nor its Subsidiaries are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiaries;
(e)	Share Capital of Subsidiaries. The authorized and issued share capital of the Subsidiaries as set forth in Schedule “A” hereto is true and correct;
(f)	Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with any applicable laws and complies with the rules and regulations of the TSX and NASDAQ;

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(g)	Offered Shares are Listed. The Common Shares are listed and posted for trading on the TSX and NASDAQ, and the Corporation has applied to list the Offered Shares on the TSX and NASDAQ and neither the Corporation nor its Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or NASDAQ;
(h)	Stock Exchange Compliance. The Corporation is, and will at the Time of Closing be, in compliance in all material respects with the by-laws, rules and regulations of the TSX and NASDAQ, as applicable;
(i)	No Cease Trade Orders. No order ceasing or suspending trading in securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened;
(j)	Reporting Issuer Status. As at the date hereof, the Corporation is a “reporting issuer” within the meaning of Canadian Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions of such jurisdictions;
(k)	Foreign Private Issuer. The Corporation is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act);
(l)	U.S. Reporting Issuer. The common shares of the Corporation are registered under Section 12(b) of the U.S. Exchange Act and the Corporation has timely filed all required reports under the Exchange Act with the United States Securities and Exchange Commission and such filings are accurate and complete in all material respects;
(m)	Offered Shares Valid. The Offered Shares have been duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares. Except as disclosed in the Prospectus, the Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;
(n)	Offered Shares Qualified Investments. The Offered Shares will be, once listed on the TSX, qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans and tax free savings accounts;

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(o)	Transfer Agent. Computershare Investor Services Inc. at its offices in Vancouver, British Columbia has been duly appointed as the transfer agent and registrar for the Common Shares;
(p)	Absence of Rights. Except as disclosed in the Prospectus, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation;
(q)	Corporate Actions. The Corporation has taken, or will have taken prior to the Time of Closing, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement and the Offering Documents, (ii) to validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares, and (iii) to grant the Over-Allotment Option;
(r)	Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of, and is enforceable against, the Corporation in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (Ontario);
(s)	No Consents, Approvals etc. The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Corporation and the grant of the Over-Allotment Option do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party, except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Time of Closing under the Securities Laws or the rules of the TSX or NASDAQ, including in compliance with the Securities Laws regarding the distribution of the Offered Shares and the grant of the Over-Allotment Option in the Qualifying Jurisdictions; (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws and any “blue sky laws” in the United States, as may be required in connection with the Offering; and (iii) as disclosed in the Prospectus;

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(t)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely disclosure obligations under Canadian Securities Laws and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition or capital of the Corporation and its Subsidiaries (taken as a whole) which has not been publicly disclosed and the information and statements in the Documents Incorporated by Reference were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof. The Corporation is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Ontario Act and analogous provisions under Securities Laws in the other Selling Jurisdictions;
(u)	Forward-Looking Information. With respect to forward-looking information contained in the Corporation’s public disclosure documents, including for certainty the Documents Incorporated by Reference:
(i)	the Corporation has a reasonable basis for the forward-looking information; and
(ii)	all material forward-looking information is identified as such, and all such documents cautions users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information, and accurately states the material factors or assumptions used to develop forward-looking information; and
(iii)	the Corporation has not published any future oriented financial information or financial outlook in the Corporation’s public disclosure documents, including for certainty the Documents Incorporated by Reference;
(v)	Financial Statements. The Financial Statements:
(i)	present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

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(ii)	have been prepared in conformity with generally accepted accounting principles in Canada and/or IFRS, applied on a consistent basis throughout the periods involved; and
(iii)	do not contain any misrepresentations, with respect to the period covered by the Financial Statements;
(w)	Off-Balance Sheet Transactions. There are no material off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Financial Statements;
(x)	Accounting Policies. Except as disclosed in the Prospectus, there has been no change in accounting policies or practices of the Corporation or its subsidiaries since September 30, 2014, other than the adoption of certain additional IFRS measures as disclosed in the Financial Statements;
(y)	Liabilities. Neither the Corporation, nor any of the Subsidiaries has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements or referred to or disclosed herein or in the Prospectus, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not have a Material Adverse Effect;
(z)	Independent Auditors. The auditors who reported on and certified the Financial Statements for the fiscal year ended September 30, 2014 are independent with respect to the Corporation within the meaning of Canadian Securities Laws and other than as publicly disclosed by the Corporation on SEDAR, there has never been a “reportable event” (within the meaning of National Instrument 51-102) with any past or present auditors of the Corporation during the last three years;
(aa)	Accounting Controls. The Corporation and the Subsidiaries maintain, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and/or IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Each of the Corporation and the Subsidiaries maintain disclosure controls and procedures and internal control over financial reporting as those terms are defined in NI 52-109 and as at September 30, 2014 and December 31, 2014, such controls were effective. Since the end of the Corporation’s most recent audited fiscal year, the Corporation is not aware of any material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) or change in the Corporation’s internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Corporation’s internal control over financial reporting;

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(bb)	Audit Committee. The Corporation’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of NI 52-110, and the audit committee of the Corporation operates in accordance with all material requirements of NI 52-110;
(cc)	Purchases and Sales. Neither the Corporation nor the Subsidiaries has approved, has entered into any agreement in respect of:
(i)	the purchase of any Business Assets or any interest therein other than as disclosed in the Prospectus, or the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer of shares, or otherwise, other than as disclosed in the Prospectus, or in the continuous disclosure record of the Corporation;
(ii)	the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation or the Subsidiaries or otherwise) of the Corporation or the Subsidiaries; or
(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or common shares of the Subsidiaries;
(dd)	Title to Business Assets. The Corporation and the Subsidiaries have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens, other than as disclosed in the Prospectus, and no other rights or Business Assets are necessary for the conduct of the business of the Corporation or the Subsidiaries as currently conducted or as proposed to be conducted. Other than as disclosed in the Prospectus, the Corporation knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Corporation or the Subsidiaries to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets, neither the Corporation nor the Subsidiaries have any obligation to pay any ongoing commission, license fee or similar payment to any person in respect thereof and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets of the Corporation or any of the Subsidiaries;
(ee)	Compliance with Laws and Regulatory Approvals and Authorizations. All operations of the Corporation and each of its Subsidiaries in respect of or in connection with the Business Assets have been and continue to be conducted in accordance with best industry practices and in material compliance with all applicable laws; the Corporation and the Subsidiaries have obtained and are in material compliance with all regulatory approvals, licenses, consents, permits, certificates, registrations, filings and authorizations under all applicable laws, including import and trade laws, in the jurisdictions in which they carry on business, to permit them to conduct their business as currently conducted or proposed to be conducted, except where failure to achieve material compliance would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;

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(ff)	Business Operations. All agreements with third parties (including all suppliers, vendors, distributors and customers) for the provision/supply or sale of supplies, products or services in connection with the business of the Corporation and the Subsidiaries, as such business is currently being conducted, have been entered into and are being performed in material compliance with their terms;
(gg)	Business Relationships. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the material business relationships of the Corporation or the Subsidiaries, with any supplier, vendor, distributor or customer, or any group of suppliers, vendors, distributors or customers who have a contractual relationship with the Corporation and whose business with or whose inventories or purchases provided to the business of the Corporation or the Subsidiaries are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiaries which could have a Material Adverse Effect on the business of the Corporation and its Subsidiaries. All such material business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Corporation or the Subsidiaries from conducting such business with any such supplier, vendor, distributor or customer, or group of suppliers, vendors, distributors or customers in the same manner in all material respects as currently conducted or proposed to be conducted.
(hh)	Leased Premises. With respect to any Leased Premises, the Corporation or the Subsidiaries who occupies the Leased Premises has the exclusive right to occupy and use the Leased Premises, the use by the Corporation and the Subsidiaries of each of their Leased Premises is permitted by the terms of the real property lease relating to such Leased Premises, and each of the leases pursuant to which the Corporation or the Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. Neither the Corporation nor any of the Subsidiaries is in breach or default of any material term or provision of any real property lease, or has received any notice or other communication from the owner or manager of any of the Leased Premises that the Corporation or the Subsidiaries is not in compliance with any material term or condition of any such real property lease, and to the best knowledge of the Corporation no notice or other communication is pending or has been threatened. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

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(ii)	Environmental Laws.

(i)	Each of the Corporation and the Subsidiaries is in compliance with any and all applicable federal, provincial, state, local, municipal or foreign statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health and safety, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), except where the violation would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect;
(ii)	the Corporation and the Subsidiaries have all Permits necessary for the ownership and use of the Business Assets and the operation of the business carried on or proposed to be carried on by them, and all such Permits are valid, subsisting, in good standing and in full force and effect, and each of the Corporation and the Subsidiaries is in compliance with the requirements thereof, except where such failure would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect. The Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, or capital expenditures are required to be made by it or any of the Subsidiaries as a condition of continued compliance with any Environmental Laws or Permits, or that any such Permits are about to be reviewed, made subject to limitation or condition, revoked, withdrawn or terminated, and to the knowledge of the Corporation, no such procedures or proceedings are pending or threatened;
(iii)	there are no outstanding, pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, order, directions or notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws or reclamation or closure obligations against the Corporation or any of the Subsidiaries, which if determined adversely, would reasonably be expected to have a Material Adverse Effect and the Corporation knows of no basis for any such aforementioned liabilities to arise in the future as a result of any activity conducted by the Corporation or any of the Subsidiaries (including any predecessor companies thereof), on any properties currently or formerly owned, leased, used or otherwise controlled by them. Neither the Corporation or any of its Subsidiaries (including any predecessor companies thereof) has received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Corporation nor any of its Subsidiaries (including any predecessor companies thereof) has settled any allegation of material non-compliance short of prosecution; and
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(jj)	Intellectual Property. The Corporation and the Subsidiaries own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses, and, other than as disclosed in the Prospectus, the Corporation is not aware of any claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Corporation’s business, including that of the Subsidiaries, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. There are no current outstanding claims against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person;
(kk)	Insurance. The Corporation and the Subsidiaries maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiaries, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business and the business of the Subsidiaries at a cost that would not have a Material Adverse Effect, and neither the Corporation nor any of the Subsidiaries has failed to promptly give any notice of any material claim thereunder;

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(ll)	Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Corporation and of the Subsidiaries have been disclosed in the Offering Documents and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and the Subsidiaries have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms and conditions (including all financial covenants) contained in each Material Agreement and Debt Instrument. Except as disclosed in the Prospectus neither the Corporation nor the Subsidiaries is in violation, breach or default nor has it received any notification from any party claiming that the Corporation or the Subsidiaries is in breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Corporation, is in breach, violation or default of any material term under any Material Agreement or Debt Instrument;
(mm)	No Material Changes. Since September 30, 2014, except as disclosed in the Prospectus: (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise; and (ii) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise;
(nn)	Absence of Proceedings. Other than as disclosed in the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any of the Subsidiaries or the Business Assets (including in respect of any product liability claims, drug products, material patents, patent applications, copyrighted material, technologies, licenses or proprietary or other data or confidential information currently licensed or employed by the Corporation and its Subsidiaries) which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or any of the Subsidiaries is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries and would not reasonably be expected to result in a Material Adverse Effect;

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(oo)	Regulatory. The Corporation represents and warrants that, except where a failure to comply would not reasonably be expected, on an individual or aggregate basis, to have a Material Adverse Effect: (i) the Corporation and each of its Subsidiaries is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its products, product candidates and activities and the United States Federal Food, Drug and Cosmetic Act and related legislation and regulations in the United States and the European Union; (ii) the Corporation and each of its Subsidiaries is in material compliance with the following specific requirements relating to its products, product candidates and activities in Canada and to applicable foreign jurisdictions, including the United States: (A) all of the products used by the Corporation and its Subsidiaries comply in all material respects with any conditions of approval and the terms of the applications, if any, submitted by or on behalf of the Corporation to Health Canada, the United States Food and Drug Administration, and to applicable foreign regulatory bodies; (B) all adverse events that were required to be reported by Corporation or its Subsidiaries to Health Canada, the United States Food and Drug Administration, and to corresponding foreign regulatory bodies have been reported to Health Canada, the United States Food and Drug Administration and said corresponding foreign regulatory body in a timely manner; and (C) all stability studies required to be performed by or on behalf of the Corporation for products used by the Corporation or any of its Subsidiaries have been completed or are ongoing in accordance with the applicable Health Canada requirements and to the requirements of the applicable foreign jurisdictions, including in the United States;
(pp)	Manufacturing. The Corporation represents and warrants that all good manufacturing practices requirements that are applicable to the Corporation and the Subsidiaries have been and continue to be complied with in the relevant jurisdictions where it or its licensees are conducting activities and there have been no product recalls or facts that would require product recalls of its products or notifications to the applicable regulatory body or that would affect any of its registrations or licenses or applications therefore;
(qq)	Absence of Defaults and Conflicts. Except as disclosed in the Prospectus, neither the Corporation nor the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder, the sale of the Offered Shares and the grant of the Over-Allotment Option, do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, or the Subsidiaries under the terms or provisions of: (i) any Material Agreements or Debt Instruments; (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries; (iii) any existing applicable law, statute, rule, regulation including applicable Securities Laws; or (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiaries or any of their assets, properties or operations.

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As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

(rr)	Labour. No material labour dispute with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent. Neither the Corporation nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, no other action has been taken or is contemplated to organize any employees of the Corporation or the Subsidiaries;
(ss)	Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). To the best of the knowledge of the Corporation, after due enquiry, no examination of any tax return of the Corporation or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries;
(tt)	Statistical and Market-Related Data. The statistical, demographic and market-related data included in the Offering Documents is based on or derived from sources that the Corporation believes to be reliable and accurate or represent the Corporation’s good faith estimates that are made on the basis of data derived from such sources.
(uu)	Unlawful Payment. Neither the Corporation nor the Subsidiaries nor to the knowledge of the Corporation, any employee or agent of the Corporation or the Subsidiaries, has made any unlawful contribution or other payment to any official of, or candidate for, any Canadian or United States federal, state, provincial or municipal office or any similar office of any other country, or failed to disclose fully any contribution, in violation of any law, or made any payment to any federal, provincial, state or municipal governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws;

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(vv)	Foreign Corrupt Practices Act. None of the Corporation, any of its Subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), or any “foreign public official” (as such term is defined in the CFPOA), or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, and the Corporation and, to the knowledge of the Corporation , its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA;
(ww)	Money Laundering Laws. The operations of the Corporation and its Subsidiaries are, and have been conducted at all times, in compliance with all material applicable financial recordkeeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened;
(xx)	Significant Acquisitions. The Corporation has not entered into any agreement to complete any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws;
(yy)	Previous Acquisitions. The Corporation or the Subsidiaries, as the case may be, conducted all due diligence procedures, in connection with all previous acquisitions completed by the Corporation or any of the Subsidiaries of any securities, business or assets of any other entity since September 30, 2012, as are standard and customary for transactions of such nature;

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(zz)	Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required;
(aaa)	Compliance with Laws. The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Time of Closing in connection with the Offering. Neither the Corporation nor the Subsidiaries are aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect;
(bbb)	No Loans. Neither the Corporation nor the Subsidiaries have made any material loans to or guaranteed the material obligations of any person, other than loans and guarantees between the Corporation and the Subsidiaries;
(ccc)	Directors and Officers. To the best of its knowledge, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;
(ddd)	Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to legal counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries;
(eee)	Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

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(fff)	Dividends. Except as disclosed in the Prospectus or in the Continuous Disclosure Record, there are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments;
(ggg)	Fees and Commissions. Other than the Underwriters pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;
(hhh)	Entitlement to Proceeds: Other than the Corporation, there is no person that is or will be entitled to demand the proceeds of the Offering;
(iii)	Related Parties. Except as disclosed in the Prospectus, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Ontario Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and the Subsidiaries, on a consolidated basis. Neither the Corporation nor the Subsidiaries has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with them; and
(jjj)	Full Disclosure. The Corporation has not withheld and will not withhold from the Underwriters prior to the Time of Closing, any material facts relating to the Corporation, its subsidiaries or the Offering.

Section 8               Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, that:

(1)	Notification of Filings. The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and will provide evidence reasonably satisfactory to the Underwriters of each such filing;

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(2)	Notification of Adverse Matters. The Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:
(a)	the issuance by any Securities Commission of any order suspending or preventing the use of the Offering Documents;
(b)	the suspension of the qualification of the Offered Shares in any of the Qualifying Jurisdictions; or
(c)	the institution, threatening or contemplation of any proceeding for any such purposes; or any requests made by any Securities Commission for amending or supplementing the Offering Documents in any material way, or for additional material information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (a) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

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(3)	Standstill. From the date hereof until 90 days from the Closing Date, the Corporation agrees not to, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the Corporation) other than: (i) pursuant to the Offering; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan or restricted share unit plan; or (v) pursuant to a bona fide acquisition of shares or assets of arm’s length persons.
(4)	Lock-Up Agreements. The Corporation will use its best efforts to cause each of the directors and senior officers of the Corporation to enter into lock-up agreements in a form satisfactory to the Corporation and the Underwriters, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, for a period of 90 days after the Closing Date, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, transfer, or otherwise dispose of or monetize the economic value of (or announce any intention to do any of the foregoing) any securities of the Corporation, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, subject to the following exceptions: (i) if the Corporation receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the total number of common shares in the Corporation, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (ii) in respect of sales to affiliates of such shareholder; (iii) as a result of the death of any individual shareholder; or (iv) with the written consent of the Co-Lead Underwriters;
(5)	Maintain Reporting Issuer Status. The Corporation will use its reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Prince Edward Island, and following the filing of the Prospectus in each of the Qualifying Jurisdictions, to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;
(6)	Maintain Stock Exchange Listing. The Corporation will use its reasonable best efforts to maintain the listing of the Common Shares (including the Offered Shares) on the TSX, NASDAQ or any other recognized stock exchange or quotation system, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation;

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(7)	Validly Issued Securities. The Corporation will, provided it receives payment therefor, ensure that at the Time of Closing the Offered Shares have been duly and validly issued as fully paid and non-assessable Common Shares.
(8)	Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus under the heading “Use of Proceeds”, including circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary;
(9)	Consents and Approvals. The Corporation will have made or obtained, as applicable, at or prior to the Closing time, all consents, approval, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws, “blue sky laws” in the United States and the rules of the TSX and NASDAQ; and
(10)	Closing Conditions. The Corporation will have, at or prior to the Time of Closing, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.

Section 9               Representations, Warranties and Covenants of the Underwriters

(1)	The Underwriter hereby severally, and not jointly, nor jointly and severally, represent and warrant to the Corporation, the following:
(a)	Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder.
(b)	Authority. The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.
(c)	Marketing Materials. The Underwriters have not provided any “marketing materials” (as such term is defined in NI 41-101) to any potential investors in connection with the Offering, and the only materials provided to potential investors was a “standard term sheet” (as such term is defined in NI 41-101).
(2)	The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:
(a)	Jurisdictions and Offering Price. During the period of distribution of the Offered Shares by or through the Underwriters, the Underwriters will offer and sell Offered Shares to the public only in the Selling Jurisdictions or where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained following the filing of the Prospectus.

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(b)	Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares and will use its commercially reasonable best efforts to ensure that all members of any selling dealer group will likewise comply with applicable Securities Laws.
(c)	U.S. Sales. The Underwriters will not directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Document to purchasers so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to those Offered Shares under the laws of any jurisdiction other than the Qualifying Jurisdictions, including, without limitation, the United States.
(d)	Completion of Distribution. The Underwriters will use their reasonable best efforts to complete the distribution of the Offered Shares as promptly as possible after the Time of Closing, but in any event no later than thirty (30) days following the Closing Date. The Underwriters will notify the Corporation when, in the Underwriters’ opinion, the Underwriters have ceased the distribution of the Offered Shares, and, within thirty (30) days after the Closing Date, will provide the Corporation, in writing, with a breakdown of the number of Offered Shares distributed (i) in each of the Qualifying Jurisdictions where that breakdown is required by a Securities Commission for the purpose of calculating fees payable to, or making filings with, that Securities Commission, and (ii) in any other Selling Jurisdictions.
(e)	Liability on Default. No Underwriter shall be liable to the Corporation under this Section with respect to a breach or default by any of the other Underwriters.

Section 10            Conditions of Closing

The Underwriters’ obligation to purchase the Offered Shares pursuant to this Agreement (including the obligation to complete the purchase of the Base Shares and the Over-Allotment Shares, as the case may be) shall be subject to the following conditions:

(1)	the Underwriters receiving at the Time of Closing, favourable legal opinions from McMillan LLP, legal counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local legal counsel acceptable to legal counsel to the Underwriters as to the qualification of the Offered Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), to the effect set forth below subject to customary assumptions, qualifications and limitations:

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(a)	the Corporation is a corporation validly existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and capacity to carry on business, to own and lease its properties and assets;
(b)	the Corporation has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to issue and sell the Offered Shares and grant the Over-Allotment Option;
(c)	the authorized and issued capital of the Corporation;
(d)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions, limitations and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and a limitation that no opinion is expressed as to the enforceability of the rights of indemnity, contribution or waiver of contribution set forth in this Agreement;
(e)	the execution and delivery of this Agreement and the fulfilment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the notice of articles or articles of the Corporation, any resolutions of the shareholders or directors of the Corporation, or the British Columbia Business Corporations Act or Canadian Securities Laws;
(f)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus (and any Supplementary Material) and the filing thereof with the Securities Commissions in the Qualifying Jurisdictions;
(g)	upon payment therefore and issuance in accordance with the terms of this Agreement, the Offered Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;
(h)	the Over-Allotment Shares have been duly and validly authorized, allotted and reserved for issuance and upon exercise of the Over-Allotment Option and payment of the consideration therefor, the Over-Allotment Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

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(i)	all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to permit the Offered Shares to be offered, sold and delivered in the Qualifying Jurisdictions by or through investment dealers or brokers duly registered under the applicable Canadian Securities Laws who comply with the relevant provisions of such laws and the terms of such registration and to qualify the grant of the Over-Allotment Option to the Underwriters;
(j)	the Offered Shares will, on the Closing Date, be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and tax free savings accounts;
(k)	subject only to the standard listing conditions and the requirements set forth in the conditional approval letters of the TSX and NASDAQ, the Offered Shares have been conditionally listed or approved for listing on the TSX and NASDAQ; and
(l)	to such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Time of Closing,

in a form acceptable to the Co-Lead Underwriters and their legal counsel, acting reasonably.

(2)	the Underwriters receiving, at the Time of Closing, favourable legal opinions from legal counsel to the Corporation acceptable to the Co-Lead Underwriters, regarding certain material Subsidiaries in a form acceptable to the Co-Lead Underwriters and their legal counsel, acting reasonably, to the effect set out below:
(a)	the Subsidiaries having been incorporated and existing under their jurisdiction of incorporation;
(b)	the Subsidiaries having the corporate power and capacity to own and lease their properties and assets and to conduct their businesses as described in the Prospectus; and
(c)	as to the authorized and issued share capital of the Subsidiaries, all of which are owned by the Corporation;
(3)	the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Co-Lead Underwriters, acting reasonably, in form and content satisfactory to the Co-Lead Underwriters, acting reasonably, with respect to:

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(a)	the constating documents of the Corporation;
(b)	the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Shares, the grant of the Over-Allotment Option, and, as applicable, the authorization of this Agreement and the transactions contemplated herein; and
(c)	the incumbency and signatures of signing officers for the Corporation;
(4)	the Underwriters receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Subsidiaries, each dated within one (1) Business Day prior to the Closing Date;
(5)	the Underwriters receiving, at the Time of Closing, a “bring down” comfort letter dated the Closing Date from the auditors of the Corporation, MNP LLP, in form and substance satisfactory to the Co-Lead Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(c) hereof;
(6)	the Underwriters receiving from the Corporation at the Time of Closing, a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Co-Lead Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:
(a)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Shares or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;
(b)	since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by either the Corporation or the Subsidiaries which is material to the Corporation on a consolidated basis, other than as disclosed in the Prospectus or the Supplementary Material, as the case may be;
(c)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Securities Laws;

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(d)	the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing; and
(e)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Time of Closing as if such representations and warranties were made as at the Time of Closing, after giving effect to the transactions contemplated hereby;
(7)	the Underwriters receiving the executed lock-up agreements from each director and officer of the Corporation in favour of the Underwriters in a form satisfactory to the Underwriters as required pursuant to Section 8(3) of this Agreement;
(8)	the Underwriters receiving, at the Time of Closing, a certificate from Olympia Trust Company as to the number of Common Shares issued and outstanding as at the end of business day on the date prior to the Closing Date;
(9)	at the Time of Closing, no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Shares or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSX or NASDAQ;
(10)	the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Offered Shares on the TSX and NASDAQ, subject only to satisfaction by the Corporation of standard listing conditions and matters set forth in the conditional listing approval letters of the TSX and NASDAQ, as applicable;
(11)	the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Time of Closing;
(12)	the Underwriters not having exercised any rights of termination set forth herein; and
(13)	the Underwriters having received at the Time of Closing such further certificates, opinions of legal counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their legal counsel shall request any such certificate or document within a reasonable period prior to the Time of Closing that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 11            Closing

(1)	Location of Closing. The Offering will be completed at the offices of McMillan LLP in Vancouver, British Columbia at the Time of Closing.
(2)	Securities. At the Time of Closing, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Offered Shares, in electronic or certificated form, registered as directed by the Co-Lead Underwriters, on behalf of the Underwriters, in writing not less than 24 hours prior to the Time of Closing, against payment to the Corporation by the Co-Lead Underwriters, on behalf of the Underwriters, of the aggregate Offering Price for the Offered Shares being issued and sold hereunder by wire transfer or certified cheque, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

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Section 12            Closing of the Over-Allotment Option

(1)	Closing. The purchase and sale of the Over-Allotment Shares, if required, shall be completed at such time and place as the Co-Lead Underwriters and the Corporation may agree, but in no event shall such closing occur less than three (3) Business Days and later than seven (7) Business Days after written notice to purchase Over-Allotment Shares under the Over-Allotment Option is given in the manner contemplated herein.
(2)	Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario the Over-Allotment Shares, in electronic or certificated form, registered as directed by the Co-Lead Underwriters, on behalf of the Underwriters, against payment to the Corporation by the Co-Lead Underwriters, on behalf of the Underwriters, of the aggregate Offering Price for the Over-Allotment Shares being issued and sold by wire transfer or certified cheque, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.
(3)	Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 10 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Shares pursuant to any exercise of the Over-Allotment Option.
(4)	Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

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Section 13            Indemnification and Contribution

(1)	The Corporation together with its subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) hereby agrees to indemnify and hold each of the Underwriters, and/or any of their respective subsidiaries and affiliates and each of their respective directors, officers, employees, unitholders and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), suits, proceedings, damages, liabilities or expenses of whatever nature or kind, whether joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees and expenses of their legal counsel (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any actual or threatened claims, actions, suits, proceedings or investigation (collectively, the “Claims”) that may be made against the Indemnified Parties or to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such Losses and/or Claims arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement. Without limiting the generality of the foregoing, this indemnity shall apply to all Losses that the Indemnified Parties may incur as a result of any Claim that may be threatened or brought against the Indemnified Parties. This indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the Indemnified Party.
(2)	If for any reason (other than a determination as to any of the events referred to above) the foregoing indemnity is unavailable to an Indemnified Party, or is insufficient to hold them harmless, then the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations, provided that the Indemnitor shall in any event contribute to the Losses paid or payable by the Indemnified Party as a result of such Claim, in such amount that is in excess of the amount of the Commission actually received by the Underwriters pursuant to this Agreement. In the case of liability arising out of the Offering Documents, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 13 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of the Corporation or the Underwriters and the parties’ relative intent knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 13. In no event, shall the Indemnified Parties be responsible to pay any amount in excess of the amount of the Commission actually received by it and the Indemnitor agrees not to seek or claim any such excess amounts pursuant to this Section 13(2). In the event that the Indemnitor may be entitled to contribution from the Indemnified Parties pursuant to this Section 13(2), the Indemnitor shall be limited to contribution in any amount not exceeding the lesser of the portion of the Losses giving rise to such contribution for which the Underwriters are responsible and the amount of the Commission received by the Underwriters.

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(3)	Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. The omission to so notify the Indemnitor shall not relieve the Indemnitor of its obligations to indemnify the Indemnified Parties, except to the extent that the failure to so notify materially prejudicially affects the Indemnitor. The Indemnitor shall on behalf of itself and the Indemnified Party, as applicable, be entitled to (but not required to), at its own expense, participate in and assume the defence of any Claim, provided such defence is conducted by legal counsel of good standing acceptable to the Indemnified Party, acting reasonably, and the Indemnitor shall throughout the course thereof provide copies of all relevant documentation to the Indemnified Party, will keep the Indemnified Party advised of all discussions and significant actions proposed in respect thereof. The Indemnified Parties shall also have the right to appoint its or their own separate legal counsel at the Indemnitor’s cost provided the Indemnified Parties act reasonably in selecting such legal counsel.
(4)	The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or any Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Indemnitor and/or any Indemnified Party and any Indemnified Parties or their personnel shall be required to testify in connection therewith or shall be required to participate or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties, the Indemnified Party shall have the right to employ its own legal counsel in connection therewith, provided they act reasonably in selecting such legal counsel, and the reasonable fees and expenses of such legal counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Parties for time spent by them or their personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses incurred by the Indemnified Parties or their personnel in connection therewith) shall be paid by the Indemnitor as they occur.
(5)	A party hereunder shall not, without the other party’s prior written consent, such consent not to be unreasonably withheld or delayed, settle, compromise or consent to the entry of any judgment or make an admission of liability with respect to any Claims or seek to terminate any Claims in respect of which indemnification may be sought hereunder. Neither party hereunder shall be liable for any such settlement of any Claim unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

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(6)	The rights of indemnity contained in this Section 13 shall not apply if the Corporation has complied with the provisions of Sections 4 and 5 and the person asserting any claim contemplated by this Section 13 was not provided with a copy of the Prospectus, any amendment to the Prospectus, any Supplementary Material or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Securities Laws, to be delivered to such person and which the Corporation has provided to the Underwriters to forward to such person.
(7)	The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.
(8)	The Indemnitor agrees to waive any right the Indemnitor may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy, security or claim payment from any other person before claiming under this indemnity. The Indemnitor hereby acknowledges that the Underwriters are acting as trustees for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.
(9)	The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

Section 14            Compensation of the Underwriters

At the Time of Closing, the Corporation shall pay to or as directed by the Co-Lead Underwriters on behalf of the Underwriters, a cash fee (the “Commission”) equal to 5.0% of the aggregate gross proceeds received from the sale of the Offered Shares (including for certainty on any exercise of the Over-Allotment Option) in consideration of the services to be rendered by the Underwriters in connection with the Offering. The Commission will be netted out of the gross proceeds of the Offering.

Section 15            Expenses

Whether or not the purchase and sale of the Offered Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation and payable by the Corporation immediately upon receiving an invoice from the Underwriters, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Offered Shares, the fees and expenses of the Corporation’s legal counsel, auditors and independent experts, all costs incurred in connection with the preparation of documents relating to the Offering, and the reasonable expenses and fees incurred by the Underwriters which shall include the reasonable fees (to a maximum of $125,000 exclusive of disbursements and taxes) and disbursements of the Underwriters’ legal counsel and applicable taxes thereon. At the option of the Underwriters, such fees and expenses may be netted out of the gross proceeds of the Offering otherwise payable to the Corporation on the Closing Date.

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Section 16            All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective reasonable best efforts to cause all such conditions to be complied with. Any material breach or failure to comply with any of the conditions set out in this Agreement that are in the control of the Corporation shall entitle the Underwriters to terminate their obligation to purchase the Offered Shares, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17            Termination by Underwriters in Certain Events

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to the Corporation at or prior to the Time of Closing if:
(a)	any inquiry, action, suit, investigation or other proceeding whether formal or informal (including matters of regulatory transgression or unlawful conduct) is instituted, announced, threatened, or any order or ruling is made or threatened by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, court, tribunal, agency, regulatory authority or other instrumentality, including without limitation, the TSX, NASDAQ or any securities regulatory authority involving the Corporation or any of its officers or directors (including those of its Subsidiaries), which, in each case, in the sole reasonable opinion of any Underwriter, operates to prevent, suspend or restrict materially the trading or distribution of the Common Shares of the Corporation or the Offered Shares, except for such inquiry, investigation, proceeding or order based solely on the activities of the Underwriters and not the Corporation;
(b)	there should develop, occur or come into effect or existence any occurrence, event or incident of any nature, including without limitation, accident, natural disaster, act or terrorism, public protest, governmental law or regulation, or major financial occurrence of national or international consequence, which in the sole opinion of any Underwriter seriously adversely affects or involves, or may seriously adversely affect or involve, the national or international financial markets or the properties, operations, business, affairs, financial condition or assets of the Corporation or any of the Subsidiaries, in aggregate taken as a whole, or the market price or value of the securities of the Corporation;

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(c)	there is, in the reasonable opinion of any Underwriter, any material change in relation to the Corporation and its Subsidiaries, in aggregate taken as a whole, or any change in any material fact or a new material fact shall arise, or if there should, whether as a result of the Underwriters’ continuing due diligence or otherwise, be discovered any previously undisclosed material fact (including in respect of any of the Subsidiaries), required to be disclosed in the Prospectus which, in any case, in the sole reasonable opinion of the Underwriters, has or could be expected to have a significant adverse effect on the market price or value of the Corporation’s Common Shares;
(d)	the Corporation is in material breach of a term, condition or covenant of this Underwriting Agreement, or any representation or warranty given by the Corporation in this Underwriting Agreement or any ancillary document is false or untrue or has become false or untrue; or
(e)	an order to cease trading in the securities of the Corporation is made or threatened by any Securities Commission.
(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13 and 15.
(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriters.

Section 18            Obligations of the Underwriters to be Several

(1)	Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint nor joint and several. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:
Clarus Securities Inc.	22.5%
Cormark Securities Inc.	22.5%
Canaccord Genuity Corp.	20%
Laurentian Bank Securities Inc.	15%
GMP Securities L.P.	10%
TD Securities Inc.	10%

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(2)	If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Time of Closing for any reason whatsoever, including by reason of Section 17 hereof, and the number of Offered Securities with respect to which such default relates is less than 10% of the aggregate number of Offered Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase but if no such arrangements are made by the Closing Date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Offered Securities set forth above opposite their respective names bears to the aggregate number of Offered Securities set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Underwriters with the consent of the non-defaulting Underwriters to purchase the Offered Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If any of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Time of Closing for any reason whatsoever, including by reason of Section 17 hereof, and the number of Offered Securities with respect to which such default relates exceeds 10% of the aggregate number of Offered Shares, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Shares, the non-defaulting Underwriters elect not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either: (i) proceed with the sale of the Offered Shares (less the defaulted shares) to the non-defaulting Underwriters; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 13 and Section 15 in respect of the non-defaulting Underwriters. For greater certainty, nothing in this Section 18(2)will relieve any defaulting Underwriter from any liability under this Agreement for failure to purchase its proportionate share of Offered Securities otherwise from its default.
(3)	Additionally, nothing in this Section 18 shall oblige the Corporation to sell to the Underwriters less than all of the Offered Shares or shall relieve an Underwriter in default hereunder from liability to the Corporation.
(4)	Without affecting the firm obligation of the Underwriters to purchase from the Corporation 19,672,200 Offered Shares at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein provided such variations to the Offering Price will be in accordance with Applicable Securities Laws and will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($2.8975 per Offered Share), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

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Section 19            Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

(a) in the case of the Corporation, to:

Merus Labs International Inc.

100 Wellington St. West

Suite 2110, P.O. Box 151

Toronto, ON M5K 1H1

Attention: Barry Fishman

Fax: (416) 593-4434

with a copy (which shall not constitute notice) to:

McMillan LLP

Royal Centre, 1055 W. Georgia Street, Suite 1500

PO Box 11117

Vancouver, BC V6E 4N7

Attention: Michael Taylor

Fax: (604) 685-7084

(b) in the case of the Underwriters, to:

Clarus Securities Inc.

130 King St. W., Suite 3640

Toronto, Ontario M5X 1A9

Attention: Mark Pavan

Fax: (416) 343-2798

Cormark Securities Inc.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2800

Toronto, Ontario M5J 2J2

Attention: Chris Shaw

Fax: (416) 943-6459

Canaccord Genuity Corp.

161 Bay Street, Suite 3100

Toronto, Ontario M5J 2S1

Attention: Steven Winokur

Fax: (416) 869-3876

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Laurentian Bank Securities Inc.

1981 Avenue McGill College, Suite 1900

Montreal, Quebec

H3A 3K3

Attention: Nicolas Rimbert

Fax: (514) 284-9797

GMP Securities L.P.

145 King Street West, Suite 300

Toronto, Ontario

M5H 1J8

Attention: Steve Ottaway

Fax: (416) 943-6160

TD Securities Inc.

TD Tower 8th Floor

66 Wellington Street

Toronto, Ontario M5K 1A2

Attention: Ryan Quirt

Fax: (416) 983-3176

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court

199 Bay Street

Toronto, Ontario M5L 1B9

Attention: Martin Langlois

Fax: (416) 947-0866

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent.

Section 20            Miscellaneous

(a)	Action of Co-Lead Underwriters. Except with respect to Section 13, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by a Co-Lead Underwriter, who shall in good faith discuss with the other Co-Lead Underwriters the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be. Notwithstanding the foregoing, the Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Co-Lead Underwriters, who shall represent the Underwriters, and who shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Section 13, any matter referred to in Section 17 or any agreement under Section 18.

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(b)	Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.
(c)	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
(d)	Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.
(e)	Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Shares.
(f)	Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is two years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of applicable law. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.
(g)	Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

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(h)	Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.
(i)	Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.
(j)	Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.
(k)	Market Stabilization Activities. In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.
(l)	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter made as of April 12, 2015. This Agreement may be amended or modified in any respect by written instrument only.

(m)	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

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If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

XXXxxxxxxXxxxxxxxxxx	CLARUS SECURITIES INC.
	By:	(Signed) “Mark Pavan”
Name: Mark Pavan Title: Managing Director
CORMARK SECURITIES INC.
	By:	(Signed) “Chris Shaw”
Name: Chris Shaw Title: Managing Director
CANACCORD GENUITY CORP.
	By:	(Signed) “Steven Winokur”
Name: Steven Winokur Title: Managing Director
LAURENTIAN BANK SECURITIES INC.
	By:	(Signed) “Nicolas Rimbert”
Name: Nicolas Rimbert Title: Director
GMP SECURITIES L.P.
	By:	(Signed) “Steve Ottaway”
Name: Steve Ottaway Title: Managing Director
TD SECURITIES INC.
	By:	(Signed) “Ryan Quirt”
Name: Ryan Quirt Title: Vice President

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

xxxxxxxxxxxxxxxxxxxxxx	merus labs international inc.
	By:	(Signed) “Barry Fishman”
Name: Barry Fishman
Title: Chief Executive Officer & Director

SCHEDULE “A”
SUBSIDIARIES

Name	Jurisdiction of Incorporation	Percentage of Issued and Outstanding Shares/Interests Owned	Holder of Issued and Outstanding Shares/Interests
Merus Labs Luxco S.a r.l.	Luxembourg	100%	Merus Labs International Inc.
Merus Labs Netherlands BV	Netherlands	100%	Merus Labs Luxco S.a r.l.
ECG Holdings Inc.	Delaware	100%	Merus Labs International Inc.
Orbis Pharma Inc.	Ontario	100%	Merus Labs International Inc.
Merus Pharma Inc.	British Columbia	100%	Merus Labs International Inc.
Merus Labs Luxco S.a.R.L II	Luxembourg	100%	Merus Labs Luxco S.a r.l.
8975701 Canada Inc.	Canada	100%	Merus Labs International Inc.